Exhibit 99

Unilever United States, Inc.

Media Relations Contact:	Investor Relations Contact:
Nancy Goldfarb	Leigh Ferst
212-906-4690	212-906-3430

HOLD FOR 2:00 A.M. (EDT) RELEASE

UNILEVER SECOND QUARTER AND HALF YEAR RESULTS 2002

(Unaudited)

New York, NY -- July 31, 2002 -- Growth of leading brands improved in the second quarter and with a strong marketing programme we expect a further increase in the second half year. This, together with a robust increase in profitability, enables us to raise our earnings outlook for the full year.

FINANCIAL HIGHLIGHTS

Constant exchange rates (2001 average)

Second Quarter 2002		€ Millions	Half Year 2002
13,352	-%	Turnover *	25,642	-1%
1,998	+14%	Operating profit * – beia **	3,823	+16%
1,364	-8%	Pre-tax profit	2,326	+12%
658	-25%	Net profit	1,121	-%
1,077	+31%	Net profit – beia **	2,004	+33%

		Per NV share (€0.51), Euro
0.66	-25%	Earnings per share (EPS)	1.12	+1%
1.09	+32%	EPS (beia) **	2.02	+34%

		Per PLC share (1.4p), Euro cent
9.89	-25%	EPS	16.77	+1%
16.32	+32%	EPS (beia) **	30.28	+34%

		*Includes our share of Joint Ventures **before exceptional items and amortisation of goodwill and intangibles

When expressed in current rates of exchange, earnings per share (beia) were up 25% for the quarter and 29% for the half year, while earnings per share fell by 28% in the quarter and by 3% for the half year.

KEY FEATURES FOR THE QUARTER

•	Sales growth of the leading brands reached 4.5% for the last twelve months with 4.4% in the quarter. They now represent 88% of our business.
•	Operating margin (beia) moved strongly ahead to 15% in the quarter, up by 190 basis points.
•	Net interest fell by 18% to €332 million through a combination of lower rates, the benefits of strong cash flow from operations and disposal proceeds.
•	EPS (beia) grew by 32% due to improvements in profitability and a lower tax rate.
•	Lower pre-tax profit and EPS are explained by a substantial exceptional profit in the second quarter of last year.

CHAIRMEN’S COMMENT & OUTLOOK

“We have now reached the mid-point in the Path to Growth strategy and we continue to be confident about delivering our programme on time and in full.

Savings from restructuring and global buying are comfortably on plan and together with an improving mix, deliver excellent progress in operating margin. Brand focus continues apace with 88% of our turnover now attributable to leading brands. These brands are showing great resilience in a tough economic environment and will drive accelerating top line growth as we move into the second half of Path to Growth.

On the completion of Path to Growth and looking beyond 2004, we will be absorbing the normal costs of business restructuring within our operating margin target of 16% plus. These costs are expected to be in the range of 0.5% to 1% of sales.

The second quarter saw an expected increase in the rate of underlying sales growth. Home and Personal Care leading brand growth returned to levels in line with those needed to achieve the Path to Growth targets. In key areas of Foods there has been a pick-up in the rate of growth as we put increasing levels of innovation and investment behind our leading brands now that the key customer and brand management elements of the Bestfoods integration are behind us.

We expect leading brands to be 90% of our business by the year-end and to sustain their growth for the year in the range of 4.5% and 5.0%, while managing through the economic cycle in some developing and emerging markets. Given the strong increase in profitability and whilst retaining the capacity for an increased level of marketing investment to support accelerating innovation in the second half, we are raising our outlook for the year’s EPS (beia) growth to the mid teens.”

N W A FitzGerald	A Burgmans
Chairman, Unilever PLC	Chairman, Unilever N.V.

31 July, 2002

UNILEVER BACKGROUND: Unilever (NYSE: UN, UL) is one of the world’s largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

Foods: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry’s seasonings; Country Crock and “I Can’t Believe It’s Not Butter!” spreads; Ragú pasta sauces; Knorr soups, sauces and bouillons; Hellmann’s mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry’s ice creams; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, “all” and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond’s and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

SECOND QUARTER AND HALF YEAR FINANCIAL RESULTS (at constant rates of exchange)

Underlying sales grew by 3.3%. The impact of planned disposals, notably the sale of brands to secure regulatory approval for our acquisition of Bestfoods, and the sale of Gortons, Unipath and DiverseyLever led to a small reduction in total sales. These particularly impact European and North American sales.

Operating profit, before exceptional items and amortisation of goodwill and intangibles (beia), increased by 14% for the quarter and by 16% for the half year. Operating margin (beia) was 15% in the quarter, an increase of 190 basis points, and was 14.9% for the half year, an increase of 210 basis points.

Amortisation of goodwill and intangibles was €342 million in the quarter and €686 million for the half year.

Net exceptional operating profit for the quarter was €38 million which includes €230 million of restructuring and profits on disposals of €268 million. This compares with a net exceptional profit of €477 million in the second quarter of last year, which included €798 million profit on the sale of the brands to secure regulatory approval for our acquisition of Bestfoods. Associated costs were €43 million in the quarter and €83 million in the half year.

Following the disposal of DiverseyLever on 3 May 2002, our share of the operating profit of the new Johnson Diversey associate is €14 million in the quarter.

Net interest payable was €332 million for the quarter, a reduction of €73 million from last year through a combination of lower rates, the benefits of strong cash flow from operations and disposal proceeds. The net interest includes €8 million as our share of Johnson Diversey’s interest payable.

The effective tax rate for the quarter was 45% and reflects the non-deductibility of Bestfoods goodwill amortisation. The underlying tax rate for normal trading operations was 31%, which includes a favourable 1% from prior year adjustments.

Minority interests in the quarter are €21 million higher than last year, due to minority share in exceptional profits on disposals.

Net profit declined by 25% in the quarter and was flat for the half year, with strong growth in operating profit beia and lower interest offset by the higher exceptional profit on the sale of businesses in the previous year.

Earnings per share (beia) grew by 32% in the quarter and by 34% for the half year. Earnings per share declined by 25% in the quarter and grew by 1% in the half year reflecting the exceptional profit in 2001.

SECOND QUARTER PERFORMANCE BY REGION (at constant rates of exchange)

The following commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles.

EUROPE: Continuing good underlying sales growth with a further strong contribution from Eastern Europe.

Underlying sales growth was 2% with a continuing strong contribution from Central and Eastern Europe. Sales were 3% lower than last year through the impact of disposals.

Key highlights in the development of our business were:

In Western Europe:
•	Growth of 3% in branded Spreads and Cooking products due to the continuing impact of innovations, especially in Flora/Becel which grew by 8%.
•	Good growth in Savoury of 3.5% with Knorr 4% ahead reflecting a stronger marketing programme. In Dressings Maille grew strongly but this was more than offset by the planned reduction in the high level of promotions behind Hellmann’s, particularly in the UK. However consumer market share in all key markets was stable to growing.
•	Growth of nearly 6% in Personal Care driven by innovations behind Dove, Axe and Rexona. Dove shampoo and conditioner are now available in nearly all markets with a strong consumer acceptance and repeat purchase.
•	In Laundry volume grew by over 3% with a particular contribution from Fabric Conditioners. Price competition in Fabric Cleaning has partly eroded the volume gain to give an underlying sales growth for Laundry of a little over 1%, but with market share being maintained.
•	Flat Ice Cream sales and a tough comparator on Frozen Foods have diluted the overall European sales growth by a little over 1%. In Ice Cream, those countries not affected by poor summer weather have shown good growth, stimulated by innovation.

Central and Eastern Europe grew at over 10%, with particular strength in Personal Care, Spreads, Tea and Ice Cream and continued good progress in Russia and Romania.

Operating margin is maintained at 15% with improvements in gross margin from restructuring and mix being reinvested in support for the leading brands.

NORTH AMERICA: Excellent profits growth with underlying sales maintained against a strong quarter last year.

Sales were 4% lower through the effect of planned disposals. Flat underlying sales continue to reflect a tough comparator as a result of the later phasing of innovation this year. Turnover was also impacted by the effect of increased promotional investment in Foods, decline in the tail of non-leading brands and the effect on trade stocks of the K-Mart store closure programme.

In Foods the build-up of market place activity started in the second quarter. Underlying sales grew by 1.4% and investment in advertising and promotions has been increased by 180 basis points.

Breyers, Ben & Jerry’s and Slim·Fast all continued to grow at a healthy level. In addition, Knorr and Wishbone grew in low double digits through innovation and improved distribution. Bertolli, Country Crock, Lipton Tea and Skippy combined to give mid-single digit growth with a step-up in market place activity and increased support. Hellmann’s mayonnaise continued to gain share but sales declined as we responded to price competition from our major competitor in that market. We continued our programme to reduce distribution of Hellmann’s dressings in favour of increased growth behind Wishbone and this has a short term impact to reduce Foods sales growth. In both Lipton Savoury with Asian side dishes and in Hellmann’s with flavoured mayonnaise new products have been launched through the quarter and further introductions have been announced behind the Ragú and Lipton brands which will boost sales in the second half.

In Home and Personal Care the pattern of sales development was similar to that in the first quarter. Overall sales declined by 2.6% with the key drivers being phasing of innovation, the effect on trade stocks of K-Mart store closures and in Laundry our immediate focus on improving profitability. Dove and Degree made further progress in Skin and Deodorants and there was a strong performance from Snuggle in Fabric Conditioners. A step-up in innovation in the second half including the already announced launch of Axe deodorant, new variants of all detergents and repackaging of Wisk are planned to drive growth.

Operating margin has progressed by 310 basis points to 16%. This is driven by improvements in Laundry profitability but also widespread benefits from restructuring and global procurement. The operating margin progression is after a 130 basis points increase in advertising and promotions.

AFRICA, MIDDLE EAST AND TURKEY: Good growth in both sales and profits.

Underlying sales grew by 4%. Sales grew by 7% including the increase in ownership of the Robertson’s business.

Business conditions are tough in Turkey as we go through the adjustment process following the significant currency changes. Whilst sales declined in the quarter, profitability has been further enhanced, and we are well placed to benefit from an improving economic environment.

South Africa has continued to make excellent progress with broad-based growth. There were particularly impressive performances in Skin, Oral, Deodorants, Laundry and Spreads.

Operating margin has moved ahead by 350 basis points to 14.8% driven by our savings programmes, firm pricing action to recover the impacts of devaluation and an improved portfolio.

ASIA AND PACIFIC: Return to healthy levels of growth as innovation and marketing support are increased.

Underlying sales grew by 6%, a step-up compared with the first quarter reflecting the phasing of our innovation activities. Sales, including the impact of disposals, grew by nearly 3%.

Progress has been broad based. Japan, Indonesia, China, Korea, Malaysia, Pakistan and Vietnam all had underlying sales growth of over 10%, with the India consumer business and Australasia growing in mid-single digits. Home and Personal Care brands led the way with Personal Care making particularly impressive progress.

In Foods an improved business infrastructure and an increase in profitability now provide the robust platform on which to accelerate growth. There are promising early signs with broad based growth across South East Asia for the ex Bestfoods business as it benefits from the Unilever distribution system and a focus on affordable pack sizes.

Operating margins increased by 160 basis points to 13.0% with an additional investment in advertising and promotions of 110 basis points.

LATIN AMERICA: Sales and profits ahead strongly in the quarter despite difficult economic conditions in key countries.

Underlying sales grew by 12%, with a strong contribution from price. Including the impact of disposals, sales grew by 8%.

In Argentina consumer demand is well down and volumes have been affected as a result. However our experienced local management have continued to manage profits and cash in a manner which preserves the long term health of the business.

Elsewhere in Latin America, there was a return to positive volume growth in the quarter with volumes ahead by close to 2%.

Innovation continues to drive growth in Personal Care throughout the region. Sedal grew strongly in Mexico, Venezuela and Ecuador, and Rexona was launched in Colombia. Market shares are firm in Laundry in South Latin America with an improved level of profitability.

In Foods there has been good growth in both Knorr and Hellmann’s, which has benefited from a relaunch with new packaging formats in Mexico. Spreads have grown at 8% including the relaunch of Doriana in Brazil with a new olive oil variant and the launch of Becel ‘de Capullo’ in Mexico. Ice Cream grew in low double digits, led by our operations in Brazil.

Operating margins moved ahead by 510 basis points to 15.5% as a result of the benefits of our savings programmes and pricing action to recover devaluation driven cost increases.

CASH FLOW / BALANCE SHEET

Cash flow from operations for the half year of €3.5 billion was €0.3 billion above the corresponding period last year. This was due to strong underlying profit growth and lower seasonal working capital outflows, partly offset by cash refunds from pension schemes which were received in 2001.

Returns on investment and servicing of finance reflect lower interest costs on debt which has been reduced by cash from operations, disposal proceeds and through lower interest rates.

Capital expenditure and financial investments are in line with previous year, with reduced capital expenditure offset by lower proceeds from asset disposals and increased purchases of own shares to hedge the extension of share option schemes to more managers.

Net proceeds from disposals includes €1.1 billion cash from the disposal of DiverseyLever.

Net debt has decreased by €3.2 billion since 31 December, mainly comprising currency retranslation and other similar non cash gains of €2.3 billion on dollar denominated liabilities, and proceeds from disposals.

Goodwill and intangibles have decreased by €3.1 billion including currency retranslation of €2.6 billion and amortisation for the period of €0.7 billion, offset by net additions of €0.2 billion.

Debtors include €0.4 billion proceeds due from the disposal of North American Foods brands including Mazola.

Capital and reserves have decreased by €0.1 billion. Net profit of €1.1 billion and goodwill writebacks of €0.4 billion following disposals are offset by a currency retranslation of €1.1 billion and by purchases of own shares of €0.5 billion to hedge share options granted.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995). Any forward-looking statements are based on current expectations with respect to important risk factors. It is important to note that the actual results could materially differ from the results anticipated in any forward-looking statements which may be contained in this announcement. Factors which might cause forward-looking statements to differ materially from actual results include, among other things, the overall economic, political, social and business conditions, the demand for our goods and services, competition in the market, fluctuations in interest rates and foreign currencies, the impact and other uncertainties of future acquisitions and disposals and any changes in the tax laws and other legislation and regulation, in the jurisdictions in which we operate.

We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this announcement to reflect actual results, changes in assumptions or in other factors which may affect any forward-looking statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

Second Quarter			€ Millions – constant		Half Year
2002	2001	% Incr./ (Decr.)		2002	2001	% Incr./ (Decr.)
13,352	13,412	–%	TURNOVER	25,642	25,867	(1)%
(128)	(167)		Less: Share of turnover of joint ventures	(284)	(318)

13,224	13,245	–%	GROUP TURNOVER	25,358	25,549	(1)%
1,669	1,869	(11)%	GROUP OPERATING PROFIT	2,937	2,876	2%
1,978	1,731	14%	Group operating profit beia *	3,779	3,247	16%
30	477		Exceptional items	(167)	318
(339)	(339)		Amortisation of goodwill and intangibles	(675)	(689)
25	18		Add: Share of operating profit of joint ventures	41	35
1,694	1,887	(10)%	OPERATING PROFIT	2,978	2,911	2%
1,998	1,757	14%	Operating profit beia *	3,823	3,300	16%
38	477		Exceptional items	(159)	318
(342)	(347)		Amortisation of goodwill and intangibles	(686)	(707)
14	–		Share of operating profit of associates	14	–
(12)	(1)		Other income from fixed investments	(14)	4
(332)	(405)		Interest	(652)	(839)

1,364	1,481	(8)%	PROFIT BEFORE TAXATION	2,326	2,076	12%
(607)	(522)		Taxation	(1,039)	(828)

757	959	(21)%	PROFIT AFTER TAXATION	1,287	1,248	3%
(99)	(78)		Minority Interests	(166)	(128)

658	881	(25)%	NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	1,121	1,120	–%

1,077	824	31%	Net profit before exceptional items & amortisation of goodwill and intangibles (Constant rates)	2,004	1,509	33%

628	871	(28)%	NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	1,078	1,115	(3)%

1,030	829	24%	Net profit before exceptional items & amortisation of goodwill and intangibles (Current rates)	1,933	1,513	28%

			COMBINED EARNINGS PER SHARE (Current rates)
0.62	0.88	(28)%	– per €0.51 ordinary share (Euros)	1.07	1.11	(3)%
0.61	0.85	(28)%	– per €0.51 ordinary share – diluted (Euros)	1.04	1.08	(3)%
9.43	13.10	(28)%	– per 1.4p ordinary share (Euro cents)	16.11	16.61	(3)%
9.13	12.74	(28)%	– per 1.4p ordinary share – diluted (Euro cents)	15.63	16.16	(3)%

* beia means before exceptional items and amortisation of goodwill and intangibles.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)	Half Year
€ Millions	2002	2001
	Restated
Net profit	1,078	1,115
Currency retranslation and other (2)	(1,167)	(543)

Total recognised gains / (losses) since last annual accounts	(89)	572

MOVEMENTS IN SHAREHOLDERS’ EQUITY (unaudited)	First Half Year
€ Millions	2002	2001

	Restated
Shareholders’ equity as at 1 January (1)	6,993	7,974
Net profit	1,078	1,115
Dividends	(6)	(10)
Goodwill movements	404	132
Currency retranslation and other (2)	(1,123)	(574)
Change in number of shares or certificates of shares held in connection with share options	(488)	(455)

Shareholders’ equity as at end period	6,858	8,182

SUMMARY BALANCE SHEET (unaudited)	As at 29th June	As at 31st December	As at 30th June
€ Millions	2002	2001	2001
		Restated	Restated
Goodwill and intangibles	21,925	25,045	27,027
Acquired businesses held for resale	-	-	1,820
Other fixed assets	8,772	10,124	10,998
Stocks	4,911	5,343	6,040
Debtors	10,394	9,953	10,587
Cash and current investments	3,664	2,301	3,492
Trade and other creditors	(11,782)	(12,738)	(12,913)

	37,884	40,028	47,051

Borrowings	23,616	25,500	31,084
Provisions for liabilities and charges	6,717	6,871	7,129
Minority interests	693	664	656
Capital and reserves	6,858	6,993	8,182

	37,884	40,028	47,051

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 13).

	As at 31st December	As at 31st December
	2001	2000
(1) Shareholders’ equity as previously reported in 2001 Report & Accounts	7,195	8,169
Accounting policy change	(202)	(195)

Shareholders’ equity as restated	6,993	7,974

(2) Includes gain on sale of interest in subsidiary to related party.

CASH FLOW STATEMENT (unaudited)
€ Millions	Half Year
	2002	2001
Cash flow from operating activities	3,502	3,226
Dividends from joint ventures and associates	12	15
Returns on investments and servicing of finance	(823)	(1,036)
Taxation	(856)	(638)
Capital expenditure and financial investment	(925)	(948)
Acquisitions and disposals	1,152	1,277
Dividends paid on ordinary share capital	(1,041)	(926)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	1,021	970
Management of liquid resources	(256)	(443)
Financing	(395)	(591)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	370	(64)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)

NET FUNDS / (DEBT) AT 1 JANUARY	(23,199)	(26,468)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	370	(64)
Cash flow from (increase)/decrease in borrowings	394	581
Cash flow from increase/(decrease) in liquid resources	256	443

Change in net funds / (debt) resulting from cash flows	1,020	960
Borrowings within group companies acquired	(91)	–
Borrowings within group companies sold	19	1
Liquid resources within group companies acquired	–	–
Liquid resources within group companies sold	(1)	–
Non cash movements	1,120	(695)
Currency retranslation	1,180	(1,390)

MOVEMENT IN NET FUNDS / (DEBT) IN THE PERIOD	3,247	(1,124)

NET FUNDS / (DEBT) AT HALF YEAR	(19,952)	(27,592)

GEOGRAPHICAL ANALYSIS (CONSTANT)

Second Quarter			€ Millions	Half Year
		% Incr./				% Incr./
2002	2001	(Decr.)		2002	2001	(Decr.)
13,352	13,412	- %	TURNOVER	25,642	25,867	(1)%
5,141	5,301	(3)%	Europe	9,821	10,087	(3)%
3,447	3,593	(4)%	North America	6,678	6,941	(4)%
948	887	7%	Africa, Middle East and Turkey	1,751	1,658	6%
2,089	2,034	3%	Asia and Pacific	4,031	3,971	2%
1,727	1,597	8%	Latin America	3,361	3,210	5%

			OPERATING PROFIT – before exceptional items and
1,998	1,757	14%	amortisation of goodwill and intangibles	3,823	3,300	16%
770	795	(3)%	Europe	1,455	1,401	4%
550	464	19%	North America	1,034	835	24%
140	100	41%	Africa, Middle East and Turkey	213	177	20%
271	232	17%	Asia and Pacific	592	494	20%
267	166	61%	Latin America	529	393	35%

			OPERATING MARGIN – before exceptional items and
15.0%	13.1%		amortisation of goodwill and intangibles		14.9%	12.8%
15.0%	15.0%		Europe		14.8%	13.9%
16.0%	12.9%		North America		15.5%	12.0%
14.8%	11.3%		Africa, Middle East and Turkey		12.2%	10.7%
13.0%	11.4%		Asia and Pacific		14.7%	12.4%
15.5%	10.4%		Latin America		15.8%	12.2%

OPERATIONAL ANALYSIS (CONSTANT)

Second Quarter			€ Millions	2002	Half Year	% Incr./ (Decr.)
2002	2001	% Incr./ (Decr.)			2001

13,352	13,412	-%	TURNOVER	25,642	25,867	(1)%

7,546	7,556	-%	Foods	14,191	14,422	(2)%

2,455	2,434	1%	Savoury and Dressings	4,831	4,921	(2)%

1,602	1,659	(3)%	Spreads and Cooking Products	3,173	3,292	(4)%

1,160	1,100	5%	Health & Wellness and Beverages	2,212	2,130	4%

2,329	2,363	(1)%	Ice Cream and Frozen Foods	3,975	4,079	(3)%

2,411	2,635	(8)%	Home Care and Professional Cleaning	4,945	5,219	(5)%

3,283	3,064	7%	Personal Care	6,267	5,923	6%

112	157	(29)%	Other Operations	239	303	(21)%

1,998	1,757	14%	OPERATING PROFIT – before exceptional items and amortisation of goodwill and intangibles	3,823	3,300	16%

1,083	1,101	(2)%	Foods	1,961	1,891	4%

350	394	(11)%	Savoury and Dressings	695	745	(7)%

244	237	3%	Spreads and Cooking Products	481	479	1%

97	131	(26)%	Health & Wellness and Beverages	281	258	9%

392	339	16%	Ice Cream and Frozen Foods	504	409	23%

309	180	72%	Home Care and Professional Cleaning	606	418	45%

589	457	29%	Personal Care	1,226	962	27%

17	19	(13)%	Other Operations	30	29	5%

15.0%	13.1%		OPERATING MARGIN – before exceptional items and amortisation of goodwill and intangibles	14.9%	12.8%

14.3%	14.6%		Foods	13.8%	13.1%

14.3%	16.2%		Savoury and Dressings	14.4%	15.2%

15.2%	14.2%		Spreads and Cooking Products	15.2%	14.5%

8.4%	11.9%		Health & Wellness and Beverages	12.7%	12.1%

16.8%	14.4%		Ice Cream and Frozen Foods	12.7%	10.1%

12.8%	6.8%		Home Care and Professional Cleaning	12.3%	8.0%

18.0%	14.9%		Personal Care	19.6%	16.2%

14.7%	12.0%		Other Operations	12.4%	9.3%

NOTES

Exchange Rates

The results for 2002 and the comparative figures for 2001 have been translated at constant average rates of exchange, being the annual average rates for 2001. For our reporting currencies these were €1 = £0.62 = US $0.90. In addition, the results, earnings per share and cash flow statement have been translated at rates current in each period. For our reporting currencies these were:

	Second Quarter	Half Year
2002	€1 = £0.63 = US $0.92	€1 = £0.62 = US $0.90
2001	€1 = £0.61 = US $0.89	€1 = £0.62 = US $0.90

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were:

End June 2002	€1 = £0.65 = US $1.00
End December 2001	€1 = £0.61 = US $0.89
End June 2001	€1 = £0.60 = US $0.85

Current Rates of Exchange

For the first half year in current rates of exchange: Turnover is €24,993 million (4% decrease); Operating profit beia is €3,691 million (11% increase); Operating profit is €2,876 million (1% decrease); Interest is a charge of €628 million (compared with a charge of €845 million last year); Pre-tax profit is €2,248 million (8% increase); Net profit is €1,078 million (3% decrease); Net profit beia is €1,933 million (28% increase); Earnings per share beia is €1.95 per NV share (29% increase) and €cent 29.19 per PLC share (29% increase); Earnings per share is €1.07 per NV share (3% decrease) and €cent 16.11 per PLC share (3% decrease).

Acquisitions

In the first half year 2002 the effect on turnover and operating profit of acquisitions made in the period was €53 million and €2 million respectively.

Disposals

On 3 May 2002 the sale of the DiverseyLever institutional and industrial cleaning business to Johnson Wax Professional was completed. Sales proceeds amounted to cash of €1,128 million plus a loan note and a one third equity stake in the combined business. The equity stake represents an investment in an associate.

On 1 July 2002 the sale of 19 food brands to ACH Food Companies, Inc., a subsidiary of Associated British Foods plc, was completed for a total of approximately US $360 million in cash.

Reporting of turnover and operating profit

Turnover means Group turnover plus our share of turnover of joint ventures net of our share of any sales to the joint ventures already included in the Group figures. Operating profit means Group operating profit plus our share of operating profit of joint ventures. These measures do not include our share of the turnover or operating profit of associates.

FRS 19

From 1 January 2002 Unilever has adopted UK Financial Reporting Standard 19 (FRS 19) ‘Deferred Tax’ which requires full provision to be made for deferred taxes. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets. As Unilever has previously provided for deferred taxes on a full provision basis in accordance with Dutch law, FRS 19 does not have a material impact on the profit and loss account.

The implementation of FRS 19 has resulted in a restatement of €(202) million to the opening Capital and Reserves for 2002 (2001: €(195) million). In the 2002 opening balance sheet goodwill has been reduced by €52 million (2001: nil) while debtors have been reduced by €141 million (2001: €134 million) through a reduction in deferred tax assets, and deferred tax liabilities have been increased by €9 million (2001: €61 million).

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro	Constant rates		Current rates
	2002	2001	2002	2001
		Thousands of units
Average number of combined share units of €0.51	980,180	984,039	980,180	984,039
Average number of combined share units of 1.4p	6,534,531	6,560,258	6,534,531	6,560,258

COMBINED EPS
Net profit	1,121	1,120	1,078	1,115
Less: Preference dividends	(25)	(26)	(25)	(26)

Net profit attributable to ordinary capital	1,096	1,094	1,053	1,089

Combined EPS per €0.51 (Euros)	1.12	1.11	1.07	1.11
Combined EPS per 1.4p (Euro cents)	16.77	16.68	16.11	16.61

COMBINED EPS – BEIA
Net profit	1,121	1,120	1,078	1,115
Add back exceptional items net of tax	222	(292)	217	(288)
Add back amortisation of goodwill / intangibles net of tax	661	681	638	686

Net profit beia	2,004	1,509	1,933	1,513
Less: Preference dividends	(25)	(26)	(25)	(26)

Net profit attributable to ordinary capital – beia	1,979	1,483	1,908	1,487

Combined EPS beia per €0.51 (Euros)	2.02	1.51	1.95	1.51
Combined EPS beia per 1.4p (Euro cents)	30.28	22.61	29.19	22.66

COMBINED EPS – Diluted
		Thousands of units
Adjusted average combined share units of €0.51	1,010,504	1,011,220	1,010,504	1,011,220
Adjusted average combined share units of 1.4p	6,736,691	6,741,465	6,736,691	6,741,465
Net profit attributable to ordinary capital	1,096	1,094	1,053	1,089

Combined diluted EPS per €0.51 (Euros)	1.08	1.08	1.04	1.08
Combined diluted EPS per 1.4p (Euro cents)	16.27	16.23	15.63	16.16

Dates

The results for the third quarter and announcement of interim dividends will be published on Wednesday 30 October, 2002.

31  July 2002

Internet: http://www.unilever.com

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

Second Quarter			US $ Millions – constant	Half Year
2002	2001	% Incr./ (Decr.)		2002	2001	% Incr./ (Decr.)

11,954	12,008	–%	TURNOVER	22,957	23,159	(1)%
(114)	(149)		Less: Share of turnover of joint ventures	(254)	(284)

11,840	11,859	–%	GROUP TURNOVER	22,703	22,875	(1)%

1,494	1,673	(11)%	GROUP OPERATING PROFIT	2,629	2,575	2%
1,771	1,550	14%	Group operating profit beia *	3,384	2,908	16%
27	427		Exceptional items	(150)	285
(304)	(304)		Amortisation of goodwill and intangibles	(605)	(618)

23	16		Add: Share of operating profit of joint ventures	37	31

1,517	1,689	(10)%	OPERATING PROFIT	2,666	2,606	2%
1,789	1,573	14%	Operating profit beia *	3,423	2,954	16%
34	427		Exceptional items	(143)	285
(306)	(311)		Amortisation of goodwill and intangibles	(614)	(633)

12	–		Share of operating profit of associates	12	–

(11)	(1)		Other income from fixed investments	(13)	4

(297)	(363)		Interest	(583)	(752)

1,221	1,325	(8)%	PROFIT BEFORE TAXATION	2,082	1,858	12%

(543)	(468)		Taxation	(930)	(741)

678	857	(21)%	PROFIT AFTER TAXATION	1,152	1,117	3%

(89)	(69)		Minority Interests	(149)	(115)

589	788	(25)%	NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	1,003	1,002	–%

964	737	31%	Net profit before exceptional items & amortisation of goodwill and intangibles (Constant rates)	1,794	1,349	33%

574	775	(26)%	NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	969	999	(3)%

945	725	30%	Net profit before exceptional items & amortisation of goodwill and intangibles (Current rates)	1,737	1,355	28%

$	$		COMBINED EARNINGS PER SHARE (Current rates)	$	$
0.58	0.77	(26)%	– per €0.51 ordinary share	0.97	0.99	(3)%
0.56	0.76	(26)%	– per €0.51 ordinary share – diluted	0.94	0.97	(3)%
0.35	0.47	(26)%	– per 5.6p ordinary share	0.58	0.60	(3)%
0.33	0.45	(26)%	– per 5.6p ordinary share – diluted	0.56	0.58	(3)%

* beia means before exceptional items and amortisation of goodwill and intangibles.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)	Half Year
US $ Millions	2002	2001
		Restated
Net profit	969	999

Currency retranslation and other (2)	(298)	(1,098)

Total recognised gains / (losses) since last annual accounts	671	(99)

MOVEMENTS IN SHAREHOLDERS’ EQUITY (unaudited)	First Half Year
US $ Millions	2002	2001
		Restated
Shareholders’ equity as at 1 January (1)	6,192	7,418

Net profit	969	999

Dividends	(6)	(9)

Goodwill movements	363	118

Currency retranslation and other (2)	(236)	(1,177)

Change in number of shares or certificates of shares held in connection with share options	(439)	(408)

Shareholders’ equity as at end period	6,843	6,941

SUMMARY BALANCE SHEET (unaudited)	As at 29th June	As at 31st December	As at 30th June
US $ Millions	2002	2001	2001

		Restated	Restated
Goodwill and intangibles	21,875	22,175	22,930

Acquired businesses held for resale	–	–	1,544

Other fixed assets	8,751	8,964	9,330

Stocks	4,899	4,731	5,125

Debtors	10,370	8,812	8,982

Cash and current investments	3,656	2,037	2,963

Trade and other creditors	(11,754)	(11,278)	(10,956)

	37,797	35,441	39,918

Borrowings	23,562	22,577	26,372

Provisions for liabilities and charges	6,701	6,084	6,049

Minority interests	691	588	556

Capital and reserves	6,843	6,192	6,941

	37,797	35,441	39,918

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 13).

	As at 31st December	As at 31st December
	2001	2000
(1) Shareholders’ equity as previously reported in 2001 Report & Accounts	6,371	7,600
Accounting policy change	(179)	(182)

Shareholders’ equity as restated	6,192	7,418

(2) Includes gain on sale of interest in subsidiary to related party.

CASH FLOW STATEMENT (unaudited)

US $ Millions	Half Year
	2002	2001

Cash flow from operating activities	3,148	2,890

Dividends from joint ventures and associates	11	13

Returns on investments and servicing of finance	(740)	(928)

Taxation	(770)	(571)

Capital expenditure and financial investment	(832)	(849)

Acquisitions and disposals	1,036	1,144

Dividends paid on ordinary share capital	(936)	(517)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	917	1,182

Management of liquid resources	(230)	(397)

Financing	(355)	(529)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	332	256

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)

NET FUNDS / (DEBT) AT 1 JANUARY	(20,540)	(24,623)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	332	256

Cash flow from (increase)/decrease in borrowings	354	520

Cash flow from increase/(decrease) in liquid resources	230	397

Change in net funds / (debt) resulting from cash flows	916	1,173

Borrowings within group companies acquired	(82)	–

Borrowings within group companies sold	17	1

Liquid resources within group companies acquired	–	–

Liquid resources within group companies sold	(1)	–

Non cash movements	1,007	(622)

Currency retranslation	(1,223)	662

MOVEMENT IN NET FUNDS / (DEBT) IN THE PERIOD	634	1,214

NET FUNDS / (DEBT) AT HALF YEAR	(19,906)	(23,409)

GEOGRAPHICAL ANALYSIS (CONSTANT)

Second Quarter			US $ Millions	Half Year
		% Incr./				% Incr./
2002	2001	(Decr.)		2002	2001	(Decr.)
11,954	12,008	–%	TURNOVER	22,957	23,159	(1)%
4,603	4,746	(3)%	Europe	8,793	9,031	(3)%
3,086	3,217	(4)%	North America	5,978	6,214	(4)%
849	794	7%	Africa, Middle East and Turkey	1,568	1,485	6%
1,870	1,821	3%	Asia and Pacific	3,609	3,555	2%
1,546	1,430	8%	Latin America	3,009	2,874	5%
1,789	1,573	14%	OPERATING PROFIT – before exceptional items and amortisation of goodwill and intangibles	3,423	2,954	16%
688	711	(3)%	Europe	1,302	1,254	4%
493	416	19%	North America	926	748	24%
126	89	41%	Africa, Middle East and Turkey	191	158	20%
243	208	17%	Asia and Pacific	530	442	20%
239	149	61%	Latin America	474	352	35%
15.0%	13.1%		OPERATING MARGIN – before exceptional items and amortisation of goodwill and intangibles	14.9%	12.8%
15.0%	15.0%		Europe	14.8%	13.9%
16.0%	12.9%		North America	15.5%	12.0%
14.8%	11.3%		Africa, Middle East and Turkey	12.2%	10.7%
13.0%	11.4%		Asia and Pacific	14.7%	12.4%
15.5%	10.4%		Latin America	15.8%	12.2%

OPERATIONAL ANALYSIS (CONSTANT)

Second Quarter			US $ Millions	Half Year
		% Incr./				% Incr./
2002	2001	(Decr.)		2002	2001	(Decr.)
11,954	12,008	–%	TURNOVER	22,957	23,159	(1)%
6,756	6,764	–%	Foods	12,705	12,912	(2)%

2,198	2,179	1%	Savoury and Dressings	4,325	4,405	(2)%
1,434	1,486	(3)%	Spreads and Cooking Products	2,841	2,948	(4)%
1,038	984	5%	Health & Wellness and Beverages	1,980	1,907	4%
2,086	2,115	(1)%	Ice Cream and Frozen Foods	3,559	3,652	(3)%

2,158	2,360	(8)%	Home Care and Professional Cleaning	4,427	4,673	(5)%
2,940	2,743	7%	Personal Care	5,611	5,303	6%
100	141	(29)%	Other Operations	214	271	(21)%
1,789	1,573	14%	OPERATING PROFIT– before exceptional items and amortisation of goodwill and intangibles	3,423	2,954	16%
970	985	(2)%	Foods	1,756	1,693	4%

313	352	(11)%	Savoury and Dressings	622	666	(7)%
219	212	3%	Spreads and Cooking Products	431	429	1%
86	117	(26)%	Health & Wellness and Beverages	251	231	9%
352	304	16%	Ice Cream and Frozen Foods	452	367	23%

277	161	72%	Home Care and Professional Cleaning	543	374	45%
528	410	29%	Personal Care	1,098	862	27%
14	17	(13)%	Other Operations	26	25	5%
15.0%	13.1%		OPERATING MARGIN – before exceptional items and amortisation of goodwill and intangibles	14.9%	12.8%
14.3%	14.6%		Foods	13.8%	13.1%

14.3%	16.2%		Savoury and Dressings	14.4%	15.2%
15.2%	14.2%		Spreads and Cooking Products	15.2%	14.5%
8.4%	11.9%		Health & Wellness and Beverages	12.7%	12.1%
16.8%	14.4%		Ice Cream and Frozen Foods	12.7%	10.1%

12.8%	6.8%		Home Care and Professional Cleaning	12.3%	8.0%
18.0%	14.9%		Personal Care	19.6%	16.2%
14.7%	12.0%		Other Operations	12.4%	9.3%

Earnings per share in US Dollars	Constant rates		Current rates
	2002	2001	2002	2001
	Thousands of units
Average number of combined share units of €0.51	980,180	984,039	980,180	984,039
Average number of combined share units of 5.6p	1,633,633	1,640,064	1,633,633	1,640,064

COMBINED EPS
Net profit	1,003	1,002	969	999
Less: Preference dividends	(22)	(23)	(22)	(23)

Net profit attributable to ordinary capital	981	979	947	976

Combined EPS per €0.51	$1.00	$1.00	$0.97	$0.99
Combined EPS per 5.6p	$0.60	$0.60	$0.58	$0.60

COMBINED EPS – BEIA
Net profit	1,003	1,002	969	999
Add back exceptional items net of tax	199	(261)	195	(258)
Add back amortisation of goodwill / intangibles net of tax	592	608	573	614

Net profit beia	1,794	1,349	1,737	1,355
Less: Preference dividends	(22)	(23)	(22)	(23)

Net profit attributable to ordinary capital – beia	1,772	1,326	1,715	1,332

Combined EPS beia per €0.51	$1.81	$1.35	$1.75	$1.35
Combined EPS beia per 5.6p	$1.08	$0.81	$1.05	$0.81

COMBINED EPS – Diluted
	Thousands of units
Adjusted average combined share units of €0.51	1,010,504	1,011,220	1,010,504	1,011,220
Adjusted average combined share units of 5.6p	1,684,173	1,685,366	1,684,173	1,685,366
Net profit attributable to ordinary capital	981	979	947	976

Combined diluted EPS per €0.51	$0.97	$0.97	$0.94	$0.97
Combined diluted EPS per 5.6p	$0.58	$0.58	$0.56	$0.58